SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

7-ELEVEN, INC.

(Name of Subject Company)

7-ELEVEN, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

817826209

(CUSIP Number of Class of Securities)

Bryan F. Smith, Jr.

Executive Vice President, General Counsel and Secretary

7-Eleven, Inc.

2711 North Haskell Ave.

Dallas, Texas 75204-2906

(214) 828-7011

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

D. Gilbert Friedlander Michael A. Saslaw Weil, Gotshal & Manges LLP 200 Crescent Court, Suite 300 Dallas, TX 75201-6950 (214) 746-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment amends the Solicitation/Recommendation Statement on Schedule 14D-9, (the “Schedule 14D-9”), filed with the Securities and Exchange Commission (the “Commission”) on September 19, 2005, by 7-Eleven, Inc., a Texas corporation (the “Company”). This Amendment relates to the tender offer by Seven-Eleven Japan Co., Ltd., a company organized under the laws of Japan (“Parent”), through its wholly-owned subsidiary, IYG Holding Company, a Delaware corporation (“Purchaser”), to purchase all of the issued and outstanding common stock of the Company not owned by Parent or its affiliates (the “Shares”) at a price of $32.50 per share (the “Offer Price”), on the terms and conditions set forth in the Offer to Purchase, dated September 6, 2005 (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal (together with the Offer to Purchase, the “Offer”).

The information in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined shall have the meanings given to them in the Schedule 14D-9.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4(a) entitled “Solicitation or Recommendation” is hereby amended and supplemented by substituting the following in lieu of the paragraph previously contained therein:

The Special Committee, at meetings held prior to and on September 21, 2005 with its financial and legal advisors, evaluated and assessed the terms of the Offer, as well as other relevant facts and information. At the September 21, 2005 meeting, the Special Committee unanimously determined that the Offer Price was inadequate and that the Offer was not in the best interests of the shareholders of the Company and concluded to recommend that the Company’s shareholders reject the Offer and not tender their Shares to Parent pursuant to the Offer.

Accordingly, the Special Committee unanimously recommends that the Company’s shareholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

In reaching the conclusions and in making the recommendation described above, the Special Committee consulted with the Company’s management, as well as the Company’s financial and legal advisors, and took into account several factors, including, but not limited to, their belief that the Offer undervalues the Shares based on the Company’s historical financial performance and future opportunities.

The Special Committee instructed its financial and legal advisors to contact Parent’s financial and legal advisors to commence discussions regarding an increase in the Offer Price. These discussions have commenced; however, there can be no assurance as to when or if such discussions will result in an increase in the Offer Price by Parent.

A press release relating to the recommendation to reject the Offer is filed as Exhibit (a)(1)(ix) to the Schedule 14D-9, and is incorporated herein by reference.

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ITEM 9.	EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(ix)	Press Release dated September 22, 2005, issued by the Company announcing the Special Committee’s recommendation against acceptance of the Offer.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

7-ELEVEN, INC.

By:	/S/ BRYAN F. SMITH, JR.
Name:	Bryan F. Smith, Jr.
Title:	Executive Vice President, General Counsel and Secretary

Dated: September 22, 2005

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EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(ix)	Press Release dated September 22, 2005, issued by the Company announcing the Special Committee’s recommendation against acceptance of the Offer.

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